Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security in the future. Since April 2021, we launched a commodities trading business via our subsidiaries SOS International Trading Co. and Weigou International Trading Co Ltd. We facilitate trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex.

Our Products and Services

As of June 30, 2023, SOS focuses on four product and service lines including Commodities Trading, Cryptocurrency Mining, Hosting Services and Others. Commodities Trading contributes 90.5% of the total revenue, 0.8% from cryptocurrency mining, 2.9% from Hosting Service and 5.8% from Others, which refers to the legacy business of data mining of remaining contracts. The legacy business was disposed of in November 2022.

Revenue by Products and Services

	Six months ended June 30, 2023
Revenue by Products and Services	US$	Percentage
Commodities Trading	37,815	90.5%
Cryptocurrency Mining	350	0.8%
Hosting Services	1,225	2.9%
Others	2,416	5.8%
Total revenue -net	$41,806	100%

	Six months ended June 30, 2022
Revenue by Products and Services	US$	Percentage
Commodities Trading	84,348	99.5%
Cryptocurrency Mining	305	0.4%
Hosting Services	102	0.1%
Others	-	-%
Total revenue -net	$84,755	100%

Commodities Trading

Since April 2021, we launched our commodities trading business via our subsidiaries including SOS International Trading Co. Ltd. and Weigou International Trading, and we facilitate the trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

Cryptocurrency Mining

We recognize revenue when cryptocurrency is successfully mined from our cryptocurrency-mining pools and also anticipate to rent out hash power to third parties. The value of cryptocurrency is determined based on the market prices of the related cryptocurrencies at the time of receipt. The rental fees of hash power are also determined proportionally based on the market prices of the related cryptocurrencies.

Hosting Services

From January 2022, SOS took the initiative to build a supercomputing center in Wisconsin USA by providing individual & business users a comprehensive experience of cryptocurrency mining capacity and hosting service. Part of the facility was up and running since April 2022 and we recorded a revenue of $0.10 million and $1.2 million for the six months ended June 30, 2022 and 2023 respectively.

Others

Others refer to the legacy business of data mining of remaining contracts, which run into the current reporting period. The legacy business was disposed of in November 2022 and it was re-classified as discontinued operation in Consolidated Statement of Comprehensive Loss for six months ended June 30, 2022 and Statement of Cash Flow as of June 30, 2022.

Components of Our Results of Operation

Revenue

Revenue is derived from providing services to our customers including commodity trading, hosting service and cryptocurrency mining. The legacy business of data-mining segment was disposed of in November 2022, but there are some remaining contracts which run into the current reporting period ended June 30, 2023. Key factors that affect our future revenue growth include our introduction to new lines of services, our penetration in new territories, international expansion and the pandemic’s impact. We recognize revenue to depict the provision of service to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Revenue is recognized after the service has been rendered or performed, or products have been delivered together with transfer of title from a seller to a buyer.

Operating Costs and Gross Profit

Our major operating costs are purchase costs of power supply, depreciation and amortization from hardware, software for cryptocurrency mining, costs of goods sold & warehouse rental for the commodities trading business.

We calculate our gross profit as revenue less operating costs. Our gross profit has been and, we expect, will continue to be affected by a variety of factors, primarily our product line mix, volume sold, and unit fees that we can charge to the customer, market price fluctuation and local government policy towards cryptocurrency.

General and Administrative Expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company such as costs & expenses related to direct public offering and legal fees to defend us against class actions.

Income Tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. SOS Information Technology Co., Ltd with significant insurance marketing service is a qualified high-tech enterprise and as such can enjoys a corporate income tax concession rate of 15%, all other domestic legal entities have 25% corporate tax rate. Depending on jurisdictions, offshore legal entities have various tax rate.

Interim Financial Results from Operations

Six months ended June 30, 2023 compared to June 30, 2022

Revenue

As of June 30, 2023, SOS focuses on four product and service lines including Commodities Trading, Cryptocurrency Mining, Hosting Services and Others. Commodities Trading contributes 90.5% of the total revenue, 0.8% from cryptocurrency mining, 2.9% from Hosting Service and 5.8% from Others, (i.e. legacy data mining which was disposed of in November 2022).

	Six months ended June 30, 2023
Revenue by Products and Services	US$	Percentage
Commodity Trading	37,815	90.5%
Cryptocurrency Mining	350	0.8%
Hosting Services	1,225	2.9%
Others	2,416	5.8%
Total revenue -net	$41,806	100%

	Six months ended June 30, 2022
Revenue by Products and Services	US$	Percentage
Commodity Trading	84,348	99.5%
Cryptocurrency Mining	305	0.4%
Hosting Services	102	0.1%
Others	-	-%
Total revenue -net	$84,755	100%

Net revenue was $41.8 million, down 50.7% from $84.8 million period-on-period. The decline in revenues can be primarily attributed to an economic downturn within China and disposal of our data mining operations. We are experiencing weak demand from small businesses and grain & food processing factories - both key markets for our commodity products. Internationally, we are witnessing a surge in commodity and energy prices, consequently commodity trading dropped 55.2% from $84.4 million the same period of last year to $37.8 million for six months ended June 30, 2023. Additionally, in November 2022, our primary data-mining service line was disposed of for regulatory reasons, resulting in a reduced operational footprint and a corresponding decrease in revenue. However, revenue from hosting service in the US jumped up 12 times from $0.10 million to $1.2 million period-on-period. As the Company continues to expand its business development, US hosting service is seeing result and growth is underway.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise notes)

	Six months ended
	30-Jun-22	30-Jun-23
	US$	US$
Revenue	84,780	41,835
Business taxes and surcharges	(25)	(29)
Net revenue	84,755	41,806
Operating costs	(82,164)	(41,716)
Gross profit	2,591	90
Gross profit ratio	3.1%	0.2%

Revenue and Service by Products

	Six months ended June 30, 2022		Six months ended June 30, 2023
Revenue by Products and Services	US$	Percentage	US$	Percentage
Commodity Trading	84,348	99.5%	37,815	90.5%
Cryptocurrency Mining	305	0.4%	350	0.8%
Hosting Services	102	0.1%	1,225	2.9%
Others	-	-%	2,416	5.8%
Total	84,755	100%	41,806	100%

We began generating revenue from cryptocurrency mining from the end of February 2021. We were allocated 132.1 units of BTC and 1,853.1 units of ETH in Q2 of 2021 from our mining pools as compared to 42.2 units of BTC and 916.9 units of ETH in Q1 of 2021. During the first half of 2022, we were still relocating and building our cryptocurrency mining facilities in the US. We recorded 179.32 units of ETH output and generated no BTC revenue for the period of six month ended June 30, 2022. As of June 30, 2023, the company had an additional outstanding carrying balance of digital assets of approximately $350,832. And 11.48 units of bitcoin held as digital currencies which was revalued to be $269,000 fair value at the reporting date; hence the accumulated fair value amounts to $6,675,0000 at June 30, 2023.

Operating Costs and Expenses

Operating costs were $41.7 million, down 49.2% period-on-period from $82.2 million in the first half of 2022 which is consistent with our revenue decline and disposal of the legacy business of data-mining business segment. Operating costs comprised of depreciation & amortization of hardware & software, electricity power and depreciation from property equipment for cryptocurrency mining as well as costs of goods sold & warehouse rental for commodity trading.

Selling Expenses

Selling expenses mainly relate to our commodity business and include freight-out expenses, custom clearing agency fee, warehouse rental expense, promotional expense, sales commission and payroll expenses to sales team. Selling expenses decreased to $1.1 million from $3.1 million for the same period last year. The decrease is largely driven by the corresponding reduction of our commodity business footprint.

General and Administrative Expenses

General and administrative expenses were $9.4 million, 39.7% up period-on-period from $6.7 million in the first half of 2022. The increase in general and administrative expenses was mainly associated with professional fees and salaries &benefits. Share-based compensation decreased 85% from $14.5 million to $2.1 million. Senior management continues to be compensated primarily via share-based compensation quarterly.

Operating Loss

GAAP net loss was $10.7 million, compared to a net loss of $14.3 million in the first half of 2022, representing a decrease of 25.1%. We had a gross margin of 0.2%, a significant drop from the previous year’s 9.3%. This was largely driven by the appreciation of the US dollar against the CNY and the commodity price hike, which escalated our cost of goods sold, thereby eroding gross margin.

Income Tax

The Company paid $0.65 million of corporate income tax for the current period as compared to $1.1 million last year of the same period.

GAAP net loss attributable to ordinary shareholders was $10.7 million, as compared to a net loss of $14.3 million in the prior year period.

GAAP Basic EPS was $(0.0031) per share, as compared to $(0.0046) per share in the prior year period.

Cash Flow

Unaudited Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-22	30-Jun-23
	Unaudited	Unaudited
	US$	US$
Cash Flow from Operating Activities:
Net loss	(14,333)	(10,697)
Less: Net income from discontinued operation	6,921	-
Net loss from continuing operation	(21,254)	(10,697)
Adjustments:
Depreciation and amortization	2,399	106
Share-based compensation	14,472	2,054
Amortization of right of use assets	256	268
Accretion of finance leases	-	19
Allowance for doubtful accounts-accounts receivable	189	-
Allowance for doubtful accounts-other receivable	800	-
Impairment of cryptocurrencies	-	81
Operating cash flows before movements in working capital	(3,138)	(8,169)
Changes in working capital:
Inventory	9,442	1,224
Accounts receivable	19,298	56
Other receivables	(110,435)	(12,321)
Amount due from related parties	(10,045)	23,916
Intangible assets	(837)	(350)
Accrued liabilities	(3,225)	(3,510)
Accounts payable	1,274	1,089
Tax payable	(47)	211
Other payables	7,199	(3,857)
Amount due to related parties	624	(1)
Lease liabilities	1,184	(269)
Net cash used in operating activities from continuing operations	(88,706)	(1,981)
Net cash used in in generating from discontinued operating activities	(15,611)	-
Net cash used in operating activities	(104,317)	(1,981)
Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	132	-
Net cash generated from investing activity from continuing operations	132	-
Net cash generated from investing activity from discontinuing operations	1,465	-
Net cash generated from investing activities	1,597	-
Cash flows from financing activities:
Repayment of principle portion of lease liabilities	-	(288)
Proceeds from share issuance, net of issuance costs	18,483	-
Net cash generated from/(used in) financing activities	18,483	(288)
Net decrease in cash and cash equivalents	(84,237)	(2,269)
Cash and cash equivalents at beginning of the period	338,026	259,492
Effect of exchange rates on cash and cash equivalents	(6,443)	(7,339)
Less: cash and cash equivalents, from the discontinued operations	3,602	-
Cash and cash equivalents at end of the period	243,744	249,884
Supplemental cash flow information
Cash paid for income tax	1,061	646

Cash Flow Used in Operating Activities

As of June 30, 2023, the Company had cash and cash equivalents of $249.9 million, compared to $243.7 million in the prior year period, an increase of $6.1 million The Company believes that its cash resources are more than adequate to fund operations and growth initiatives.

Cash Flow Generated from Investing Activities

The Company did not have investing activities for this period. The Company disposed of some office equipment and realized proceeds of $1.6 million for the period ending June 30, 2022.

Cash Flow Used in Financing Activities

The Company did not raise funds this period compared to US$18.5 million from registered direct offering from the public market for the period ended June 30, 2022.

Subsequent Events

Settlement Agreement

As previously disclosed, SOS Information Technology New York, Inc. (“SOSNY”), a company incorporated under the laws of state of New York and a wholly owned subsidiary of the Company, filed a lawsuit on December 9, 2022, against Thor Miner, Inc. (“Thor Miner”), Singularity Future Technology Ltd. (“Singularity,” and, together with Thor Miner, referred to as the “Corporate Defendants”), Lei Cao, Yang Jie, John F. Levy, Tieliang Liu, Tuo Pan, Shi Qiu, Jing Shan, and Heng Wang (jointly referred to as the “Individual Defendants”) (collectively, the Individual Defendants and the Corporate Defendants are the “Defendants”). SOSNY and Thor Miner entered into a Purchase and Sale Agreement (the “PSA”) on January 10, 2022 for the purchase of $200,000,000 in crypto mining rigs, which was breached by Thor Miner and Singularity.

SOSNY and Defendants entered into a certain settlement agreement and general mutual release on December 28, 2022 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2022, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others.

The Corporate Defendants further covenanted and agreed that if they receive additional funds from HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd. (“HighSharp”) related to the PSA, they will promptly transfer such funds to SOSNY in an amount not to exceed forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) (which is the total amount paid by SOSNY pursuant to the PSA less the price of the machines actually received by SOSNY pursuant to the PSA). The Settlement Payment and any payments subsequently received by SOSNY from HighSharp shall be deducted from the total amount of forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) previously paid by, and now due and owed to SOSNY. In further consideration of this Settlement Agreement, Thor Miner agreed to execute and provide to SOSNY, within seven (7) business days after the Effective Date (as defined in the Settlement Agreement), an assignment of all claims it may have against HighSharp.

As of the date of this report, the Company has not yet received any payments from HighSharp. On February 3, 2023, the Company has reported this case to the local police Division of Enforcement of Civil Offence Shenzhen Special Economic Zone after multiple attempts to collect the payments from HighSharp.

SEC Subpoena

As previously disclosed, on February 16, 2022, the Company received a subpoena from the Securities and Exchange Commission (the “SEC”) requesting the production of certain documents related to an investigation by the SEC (the “Investigation”). The SEC’s subpoena refers to a derogatory report dated February 26, 2021 about the Company published by Hindenburg Research LLC, to which the Company responded in a press release dated March 1, 2021. Among the documents the SEC seeks are those pertaining to the matters discussed in the report and to the Company’s assertions in the press release that the report contained false information. The SEC has not advised the Company that it has concluded any legal violation has occurred, but any Investigation potentially could result in government enforcement actions and, to civil and/or criminal sanctions under relevant laws.

On April 29, 2022, the Company received a second subpoena from the SEC requesting the production of additional documents related to the Investigation.

On February 23, 2023, The Company received another subpoena from the SEC. The subpoena requires SOS Limited to produce documents by March 16, 2023 to the SEC.

On September 28, 2023, the Company received a letter from the SEC indicating it has concluded its investigation as to the Company. In that letter, the SEC indicated that it does not intend to recommend an enforcement action against the Company based upon the information it has to date.

About SOS Limited

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security and insurance in the future. Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd and Weigou International Trading Co Ltd. Major trading commodity includes mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex etc. For more information, please visit: http://www.sosyun.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, our expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. SOS cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Words such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “look” or similar expressions may identify forward-looking statements. Specifically, forward-looking statements may include statements relating to the Company’s:

●	ability to execute its business plan;

●	changes in the market for SOS’ products and services; and

●	expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by SOS in its filings with the Securities and Exchange Commission (“SEC”). These risk factors and those identified elsewhere in this press release, among others, could cause actual results to differ materially from historical performance and include, but are not limited to:

●	US government’s policies and regulatory oversight of crypto-currency mining operation and our other operations;

●	SOS’s cryptocurrency mining, commodity trading and marketing solutions businesses are still under development, with many uncertainties in integration of these various business segments;

●	Failure to manage the newly launched commodities trading business effectively;

●	Loss of key customers in the commodity trading business;

●	failure to access a large quantity of power at reasonable costs could significantly increase SOS operating expenses and adversely affect our demand for SOS’s mining activities;

●	shortages in, or rises in the prices of mining machines may adversely affect the Company’s business;

●	any significant or prolonged failure in the data warehouse facilities and data mining facilities that SOS operates or services it provides, including events beyond its control, would lead to significant costs and disruptions and would reduce the attractiveness of its facilities, harm its business reputation and have a material adverse effect on its results of operation;

●	security breaches or alleged security breaches of our data warehouses could disrupt SOS operations and have a material adverse effect on its business, financial condition and results of operation; and

●	other risks and uncertainties indicated in SOS’s SEC reports or documents filed or to be filed with the SEC by SOS.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.